Rec'd 3/1/06

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton, D.C.]

06004218

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52818

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

AB 3/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NBGI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Schinkel, Chief Financial Officer — 212-634-6348
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
NBGI Securities, Inc.:

We have audited the accompanying statement of financial condition of NBGI Securities, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NBGI Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2006

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	336,285
Deposit at clearing organization		100,523
Receivable from clearing broker		126,777
Other assets		54,254
TOTAL ASSETS	$	617,839
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES -		
Accrued expenses and other liabilities	$	142,039
STOCKHOLDER'S EQUITY:		
Common stock $.01 par value, 600 shares authorized, issued and outstanding	$	6
Additional paid-in capital		2,502,761
Accumulated deficit		(2,026,967)
Total stockholder's equity		475,800
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	617,839

See notes to statement of financial condition.

1. INTRODUCTION AND BASIS OF PRESENTATION

NBGI Securities, Inc. (the "Company") is a wholly-owned subsidiary of NBG International Inc. (the "Parent").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company conducts a securities business primarily with institutions in the United States. The Company distributes research on companies listed on the Athens Stock Exchange and facilitates transactions on the exchange through its affiliate, National Securities, S.A. This business supports the global capital markets strategy of the National Bank of Greece, S.A. (the "Ultimate Parent").

The Company has executed Proprietary Accounts of Introducing Brokers ("PAIB") Agreements with its clearing brokers, whereby such brokers assume and maintain the Company's customer accounts. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and cash reserve requirements. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

In 2005, the President of the Company resigned and was released from the terms of his employment agreement. In connection therewith, the Parent agreed to allow the President to move the retail business of the Company and the asset management business of the Parent to the President's new employer for no consideration. Although the retail business generated a significant percentage of the Company's gross revenue, the overhead required to support the business line consistently exceeded revenue, and the Parent believed exiting the business would better align the Company's strategies with those of the Ultimate Parent. The Company did not transfer any assets or assign or assume any liabilities in connection with this transfer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash equivalents include interest-earning deposits with maturities of three months or less.

Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from the estimates.

Revenue Recognition – Revenues and related expenses arising from securities transactions are recorded on a trade date basis. The resulting net receivable from trade date transactions not

settled as of December 31, 2005, is reflected as receivable from clearing broker in the statement of financial condition.

Income Taxes – The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments – Substantially, all financial instruments on the Company's statement of financial condition are carried at fair value or at amounts which approximate fair value. Assets including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Similarly, accrued expenses are carried at amounts which approximate fair value.

3. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker are unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities. The Company maintains its cash balances in an account at a bank.

4. INCOME TAXES

The Company is included in the consolidated federal income tax return of its Parent. Pursuant to an arrangement with its Parent, the Company pays its current federal tax liability or receives its current tax benefit to the extent the related income or loss is included in the consolidated federal income tax return.

The Company has separate company federal tax net operating loss ("NOL") carry forwards of approximately $1,607,554, which represents cumulative net operating losses incurred through December 31, 2005. The federal NOLs will begin to expire in the year ending December 31, 2020. The NOLs result in a deferred tax asset of approximately $609,430 at December 31, 2005. The Company recorded a 100% valuation allowance against this account. The sole temporary differences related to amortization of goodwill in the amount of approximately $287,000, resulting in a deferred tax asset of approximately $100,502. A full valuation allowance has been recorded against this asset. Permanent differences are primarily attributable to meals and entertainment disallowance.

For state and local purposes, the Company is subject to tax as a corporation. The Company has a state NOL carry forward of $1,713,078, resulting in a deferred tax asset of $97,645. For New York City purposes, the Company has a NOL carry forward of $1,711,389, resulting in a deferred tax asset of $97,549. The Company has recorded a full valuation allowance against both deferred tax assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely that not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which the NOL can be utilized. Management believes it is more likely than not that the Company will not be able to utilize these benefits; therefore at December 31, 2005 a valuation allowance has been established for the full amount of the deferred tax asset.

5. RETIREMENT PLAN

The Company sponsors a qualified defined contribution 401(k) profit sharing plan covering eligible employees. Subject to certain limitations, the annual contributions are at the discretion of the members. The plan provides generally for normal retirement at age 65. The Company has not made any matching contributions for the year ended December 31, 2005.

6. COMMITMENTS

As of August 1, 2005, the Company leases office space from a third party. The Company's office space is covered by an operating lease expiring on July 31, 2006.

Future minimum lease payments under noncancelable operating leases as of December 31, 2005, are summarized as follows:

Fiscal Year	Amount
2006	$32,550
2007 and thereafter	-
Total	$32,550

7. RELATED PARTY TRANSACTIONS

The Company leased office space from a related party from January 1, 2005 through July 31, 2005.

The Company maintains cash accounts with an affiliate. Deposits included in cash and cash equivalents at year-end were $62,479. In addition, the Company has receivables from an affiliate totaling $32,969 at December 31, 2005 which are included in other assets in the statement of financial condition.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $342,717, which was $292,717 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2006

To the Stockholder and Board of Directors of
NBGI Securities, Inc.:

In planning and performing our audit of the financial statements of NBGI Securities, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 20, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP